SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Diedrich Coffee, Inc.

(Name of Subject Company (Issuer))

Marty Acquisition Sub, Inc. (Offeror)

Peet’s Coffee & Tea, Inc. (Parent of Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Thomas P. Cawley

Chief Financial Officer

Peet’s Coffee & Tea, Inc.

1400 Park Avenue

Emeryville, California 94608-3520

Tel: (510) 594-2100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth L. Guernsey

David A. Lipkin

Gian-Michele a Marca

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, California 94111-5800

Tel: (415) 693-2000

Fax: (415) 693-2222

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$164,502,698.25	$9,179.25

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $26.125, the average of the high and low per share prices of Diedrich Coffee, Inc. common stock, par value of $0.01 per share, as reported on the Nasdaq Capital Market on November 16, 2009, and (ii) 6,296,754, the estimated maximum number of shares of Diedrich Coffee, Inc. common stock to be received by Peet’s Coffee & Tea, Inc. pursuant to the exchange offer and subsequent Merger.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for fiscal year 2010, issued October 30, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $9,179.25	Filing Party: Peet’s Coffee & Tea, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: November 17, 2009

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed on November 17, 2009, relating to the offer by Marty Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), to purchase each outstanding share of common stock, par value $0.01 per share, of Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), for consideration consisting of $17.33 in cash, without interest, and a fraction of a share of Peet’s common stock, no par value, having a value equal to $8.67 based on a formula as provided in the Merger Agreement (as defined below), provided that in no event will such fraction exceed 0.315 of a share of Peet’s common stock, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer was made pursuant to an Agreement and Plan of Merger, dated as of November 2, 2009, as amended from time to time, by and among Peet’s, the Purchaser and Diedrich (the “Merger Agreement”), which contemplates the Offer and the subsequent merger of the Purchaser with and into Diedrich (the “Merger”) with Diedrich surviving as a wholly-owned subsidiary of Peet’s. Peet’s has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the shares of Peet’s common stock to be issued to stockholders, and holders of options and warrants to purchase shares of common stock, of Diedrich in the Offer and the Merger (the “Registration Statement”). The terms and conditions of the Offer and the Merger are described in the Prospectus/Offer to Purchase which is a part of the Registration Statement, and the related Letter of Transmittal, which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO.

On November 23, 2009, Peet’s was notified by Diedrich that Diedrich had received a binding offer from Green Mountain Coffee Roasters, Inc. (“GMCR”) to enter into a transaction pursuant to which GMCR would acquire all of the outstanding shares of common stock of Diedrich for $32.00 per share in cash, an increase from GMCR’s prior offer of $30.00 per share. A form of definitive agreement signed by GMCR that contains substantially the same terms (other than the amount and form of consideration) as the Merger Agreement was included with the offer. In accordance with the terms of the Merger Agreement, Diedrich provided a copy of the offer and the accompanying form of definitive agreement to Peet’s.

At approximately 11:22 p.m. on November 24, 2009, Peet’s was notified by Diedrich that the proposed form of definitive agreement between Diedrich and GMCR that had been provided to Peet’s on November 23, 2009 had been amended in certain respects (and Diedrich provided Peet’s with a copy of the revised proposed form of definitive agreement). Diedrich also notified Peet’s that Diedrich’s board of directors had determined that the $32.00 per share proposal from GMCR was superior to the November 22, 2009 enhanced acquisition proposal submitted by Peet’s, and accordingly sent to Peet’s a new “Superior Proposal Notice” (as defined in the Merger Agreement). Under the terms of Peet’s enhanced acquisition proposal, Peet’s proposed to pay a combination of $19.80 in cash and 0.321 of a share of Peet’s common stock for each share of Diedrich common stock tendered and accepted in its exchange offer, representing a combined value of $30.35 per share, or a total value of approximately $251 million, based on the closing price of Peet’s common of stock of $32.86 on November 24, 2009. Peet’s enhanced acquisition proposal expired on the morning of November 25, 2009 and is no longer in effect.

Under its terms, the Merger Agreement (including the original terms of Peet’s offer to acquire Diedrich set forth therein) remains in effect until at least 5:00 p.m. Pacific Time on Monday, November 30, 2009, and until that time (as it may be extended to the extent provided in the Merger Agreement), Peet’s has the right to amend its offer such that Diedrich’s board of directors could no longer determine that GMCR’s proposal continues to be a superior proposal. On November 25, 2009, Peet’s issued a press release announcing the expiration of its proposal to enhance the offer consideration as described above, and its intention to consider all of its alternatives and take the action it deems to be in the best interests of Peet’s shareholders.

ITEMS 1 THROUGH 11

As permitted by General Instruction F to the Schedule TO, all of the information in the Prospectus/Offer to Purchase and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date of the Prospectus/Offer to Purchase, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(10)	Press Release issued by Peet’s Coffee & Tea, Inc. on November 25, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 25, 2009)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARTY ACQUISITION SUB, INC.

By:	/S/ PATRICK J. O’DEA
Name:	Patrick J. O’Dea
Title:	President and Chief Executive Officer

PEET’S COFFEE & TEA, INC.

By:	/S/ PATRICK J. O’DEA
Name:	Patrick J. O’Dea
Title:	President and Chief Executive Officer

Dated: November 25, 2009

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Prospectus/Offer to Purchase relating to shares of Peet’s Common Stock to be issued in the Offer and the Merger (incorporated by reference from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(5)	Form of Letter to Clients with respect to the Prospectus/Offer to Purchase for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(6)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(7)	Press Release issued by Peet’s Coffee & Tea, Inc. on November 2, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 3, 2009)

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on November 17, 2009†

(a)(9)	Press Release issued by Peet’s Coffee & Tea, Inc. on November 23, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 23, 2009)

(a)(10)	Press Release issued by Peet’s Coffee & Tea, Inc. on November 25, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 25, 2009)

(b)(1)	Commitment Letter dated as of November 2, 2009, among Peet’s Coffee & Tea, Inc., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(1)	Agreement and Plan of Merger, dated as of November 2, 2009, by and among Peet’s Coffee & Tea, Inc., Marty Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 17, 2009, by and among Peet’s Coffee & Tea, Inc., Marty Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.2 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(d)(3)	Stockholder Agreement, dated as of November 2, 2009, by and between Peet’s Coffee & Tea, Inc. and Paul C. Heeschen (incorporated by reference to Exhibit 2.2 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(4)	Form of Stockholder Agreement dated as of November 2, 2009, between Peet’s Coffee & Tea, Inc. and certain directors and executive officers of Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.3 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(5)	Confidentiality Agreement, dated as of September 27, 2008, by and between Diedrich Coffee, Inc., Heeschen & Associates and Paul C. Heeschen, on the one hand, and Peet’s Coffee & Tea, Inc. on the other†

(g)	Not applicable

(h)	Not applicable

†	Previously filed.